                                 SCHEDULE 13G/A
                               (AMENDMENT NO. 13)


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    INFORMATION TO BE INCLUDED IN STATEMENTS

                    FILED PURSUANT TO RULES 13D-1(b) AND (c)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(b)



                         Ecology and Environment, Inc.
                         -----------------------------
                                (Name of Issuer)

                              Class A Common Stock
                (Class B Common Stock is Convertible into Class A
                      Common Stock on a one for one basis)
                      ------------------------------------
                         (Title of Class of Securities)


                                  278878 10 3
                                  -----------
                                 (CUSIP Number)





The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                      - 2 -

CUSIP NO.: 278878 10 3

1)  Name of Reporting Persons
    -------------------------
    Ronald L. Frank

2)  Check the Appropriate Box if a Member of a Group.
    ------------------------------------------------
                 Not Applicable

3)  Securities and Exchange Commission use only
    -------------------------------------------

4)  Citizenship or Place of Organization.
    ------------------------------------
    United States

    NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:
    -------------------------------------------------------------

5)  Sole Voting Power                        Class A(1)    Class B(2)
                                             -------        -------
                                             197,734        194,219

6)  Shared Voting Power                      Class A        Class B
                                             -------        -------
                                              26,625         26,625

7)  Sole Dispositive Power                   Class A        Class B
                                             -------        -------
                                              3,515           -0-

8)  Shared Dispositive Power(3)              Class A(1)     Class B(2)
                                             -------        -------
                                             220,844        220,844

    (1) Class B Stock is convertible into Class A Stock on a one for one basis.

    (2) Includes 26,625 shares of Class B Common Stock owned by Mr.
        Frank's former spouse as to which he disclaims beneficial
        ownership except for the right to vote the shares which he retains pursuant to an agreement with his former spouse.
        Includes 2,515 shares of Class A Common Stock owned by Mr.
        Frank's individual retirement
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        account. Does not include any shares owned by Mr. Frank's children.

    (3) Messrs. Gerhard J. Neumaier, Frank B. Silvestro, Ronald L. Frank and Gerald A. Strobel entered into a Stockholders' Agreement in 1970 which governs the sale of an aggregate of 1,240,418 shares of Class B Common Stock owned by them, certain members of their families and a former spouse. The Agreement provides that prior to accepting a bona fide offer to purchase all or any part of those shares, each party must first allow the other members to the agreement the opportunity to acquire on a pro rata basis, with right of over- allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.

9)  Aggregate Amount Beneficially Owned by Reporting Person:
    --------------------------------------------------------
                           Class A                            Class B
                           -------                            -------
                           224,359                            220,844


10)  Check box if the aggregate amount in Row 9 excludes certain shares. |__|



11)  Percent of Class Represented by Amount in Row 9:
     -----------------------------------------------
                           Class A                            Class B
                           Common Stock                       Common Stock
                           ------------                       ------------
                               8.7%                              12.7%


12)  Type of Reporting Person:
     ------------------------
           Individual

                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

ITEM 1(a):     NAME OF ISSUER:
               --------------

               Ecology and Environment, Inc.

ITEM 1(b):     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               -----------------------------------------------
               368 Pleasant View Drive, Lancaster, New York

ITEM 2(a):     NAME OF PERSON FILING:
               ---------------------
               Ronald L. Frank

ITEM 2(b):     ADDRESS OF PRINCIPAL BUSINESS OFFICE:
               ------------------------------------
               368 Pleasant View Drive, Lancaster, New York

ITEM 2(c):     CITIZENSHIP:
               -----------
               United States

ITEM 2(d):     TITLE OF CLASS OF SECURITIES:
               ----------------------------
               Class A Common Stock (Class B Common Stock is convertible into Class A Stock on a one for one basis)

ITEM 2(e):     CUSIP NUMBER:
               ------------
               278878 10 3

ITEM 3:        Not Applicable

ITEM 4(a):     AMOUNT BENEFICIALLY OWNED:(1)(2)(3)(4)(5)(6)
               -------------------------
               Class A           Class B
               -------           -------
               224,359           220,844



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                                      - 5 -

ITEM 4(b):     PERCENT OF CLASS:

               Class A         Class B
               -------         -------
                 8.7%           12.7%

ITEM 4(c)(i):  Sole Power to Vote or to direct the vote -

               Class A         Class B
               -------         -------
               196,734         194,219


ITEM 4(c)(ii): Shared Power to Vote or to direct the vote -

               Class A         Class B
               -------         -------
               26,625          26,625

ITEM 4(c)(iii): Sole Power to dispose or to direct the
                            disposition of -

               Class A         Class B
               -------         -------
                3,515              -0-

ITEM 4(c)(iv):  Shared Power to dispose or to direct the
                        disposition of -

               Class A         Class B
               -------         -------
               220,844         220,844

---------------
(1)  Class B Stock is convertible into Class A Stock on a one for one basis.

(2) The Filing Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights. The shares of Class A Common Stock issuable upon


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                                      - 6 -

     conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other shareholder. Moreover, the table does not give effect to any shares of Class A Common Stock that may be issued pursuant to the Company's Incentive Stock Option Plan, none of which have been granted to the Filing Person.

(3) Does not include 68,107 shares (32,650 shares of Class A Commons Stock and 35,457 shares of Class B Common Stock) owned by the Company's Defined Contribution Plan of which Messrs. Gerhard J. Neumaier, Frank B. Silvestro, Ronald L. Frank, and Gerald A. Strobel constitute four of five Trustees.

(4)  Messrs. Gerhard J. Neumaier, Frank B. Silvestro, Ronald L. Frank and Gerald
     A. Strobel entered into a Stockholders' Agreement in 1970 which governs the sale of an aggregate of 1,240,418 shares of Class B Common Stock owned by them, certain members of their families and a former spouse. The Agreement provides that prior to accepting a bona fide offer to purchase all or any part of those shares, each party must first allow the other members to the agreement the opportunity to acquire on a pro rata basis, with right of over- allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.

(5) There are 2,363,488 shares of Class A Common Stock outstanding and 1,743,471 shares of Class B Common Stock outstanding as of December 31, 2000.

(6) Includes 26,625 shares of Class B Common Stock owned by Mr. Frank's former spouse as to which he disclaims beneficial ownership except for the right to vote the shares which he retains pursuant to an agreement with his former spouse. Includes 2,515 shares of Class A Common Stock owned by Mr. Frank's individual retirement account. Does not include any shares owned by Mr. Frank's children.

ITEM 5:  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
         --------------------------------------------
               Not Applicable


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                                      - 7 -

ITEM 6:  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
         ------------------------------------------------
         ANOTHER PERSON:
         --------------
               Not Applicable

ITEM 7:  IDENTIFICATION AND CLASSIFICATION OF THE
         ----------------------------------------
         SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
         --------------------------------------------
         REPORTED ON BY THE PARENT HOLDING COMPANY:
         -----------------------------------------
               Not Applicable

ITEM 8:    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
           -----------------------------------------------
                       THE GROUP:
                       ---------
                   Not Applicable

ITEM 9:    NOTICE OF DISSOLUTION OF GROUP:
           ------------------------------
                             Not Applicable

ITEM 10:   CERTIFICATION:
           -------------
                   Not Applicable

SIGNATURE: After reasonable inquiry and to the best of my knowledge and belief, ---------- I certify that the information set forth in this statement is true, complete and correct.

Date:       February 7, 2001
----        ----------------

Signature:  /s/ Ronald L. Frank
---------   ------------------------------------------------------

Name/Title: Ronald L. Frank, Executive Vice President of
----------  --------------------------------------------
            Finance, Secretary, Treasurer and Director
            ------------------------------------------